Exhibit 99-3

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 191 / 2004

DATE: 08/ 19/ 2004

PEMEX INCREASES FOREIGN EXCHANGE INCOME FROM CRUDE OIL SALES ABROAD

•	From January to July 2004, Pemex obtained U.S. $1.845 billion more compared to the same period last year
•	As of July, the company changed the methodology for reporting its income due to crude oil exports
•	The new methodology does not affect in any way the financial statements nor the accounting of Pemex

        By exporting an average volume of 1,833 thousand barrels of crude oil per day, Petróleos Mexicanos generated an income of foreign exchange of a total of U.S. $11.308 billion during the period from January to July, 2004, an amount greater by U.S. $1.845 billion compared to the amount obtained for the aforementioned concept during the same period last year.

        It is important to inform that as of the month of July, Pemex shall publish in its “Oil Indicators” the statistical figures of the operative figures of each month. Thus, Pemex published today in its “Oil Indicators” an adjustment in the export figures, as it changed the methodology of averages that it had been applying for another that shall use as basis the real loading volume performed each month.

        The variability shown by the figures is due to several operative factors, such as: climatic or meteorological, shipment delays, greater demand in the domestic market, cancellations derived from force majeure events and, non-programmed stoppages in the crude oil production processes.

        Therefore, it is important to highlight that the variations reported in the foreign trade of crude oil, do not modify the total figures previously published and the change in methodology does not affect in any way whatsoever Pemex’s financial statements nor its accounting. Neither do they affect any reports filed before financial entities, such as the National Banking and Securities Commission, the United States of America Securities and Exchange Commission (SEC), the Public Accounting Office, the Ministry of Finance, banks or investors, among others.

        Based on the “Oil Indicators” from July, during the months of reference, Petróleos Mexicanos, through PMI International Commerce, sold to Mexican customers within the Americas, Europe and the Far East, an average of 1,609 thousand barrels per day of Maya crude oil, for a total amount of U.S. $9.621 billion.

        Regarding external sales of Isthmus light crude oil made during the first seven months of this year to these three geographical regions, PEMEX placed an average volume of eight thousand barrels per day, with a total value of U.S. $59 million.

        Regarding the export of Olmeca extra-light crude oil, which due to its quality and price has great acceptance in the international market, during the months from January to July of this year, PMI sold abroad a volume averaging 216 thousand barrels per day, for a total amount of U.S. $1.628 billion.

        The average export sales price of the Mexican crude oils during the period from January to July, 2004 closed at U.S. $34.21 per barrel for the Isthmus light crude oil. The Maya type was sold at U.S. $28.08 per barrel and the Olmeca extra-light crude oil was sold at U.S. $35.40 per barrel.

        It is worth mentioning that the weighted average price during the first seven months of this year was U.S. $28.96 per barrel. This amount represented an increase of U.S. $4.22 dollars with respect to the value registered during the same period in 2003.

        From the total crude oil exported in the period of reference, 1,616 thousand barrels per day were addressed to different Mexican customers within the Americas, 173 thousand barrels were addressed to the European market and 44 thousand barrels per day to the Far East.

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